Exhibit 99.1

Media Inquiries:

Megan Cuellar; pr@akazoo.com

Investor Inquiries:

Peter Miselis; Investors@akazoo.com

Akazoo Announces Special and Extraordinary Shareholder Meetings

LUXEMBOURG and NEW YORK, February 25, 2020---Akazoo S.A. (NASDAQ: SONG) ("Company"), a leading global music streaming platform and media technology company with a strong international market position focused on emerging markets, today announced a special and an extraordinary general meeting of shareholders (the “Special General Meeting” and the “Extraordinary General Meeting”, both the “Meetings”) to be held on Tuesday, March 17, 2020 at 4pm and 5pm CET, respectively, at the Company’s registered office located at 19, Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg. At the Meetings, shareholders will be asked to vote on, among other proposals, the authorization to repurchase shares, the approval of the Company’s omnibus equity incentive plan, the appointment of two additional independent directors, the appointment of the Company’s independent auditor and the amendment of the Company’s articles of association. Akazoo’s Board of Directors unanimously recommends that shareholders vote in favour of the proposals.

Tuesday, February 18, 2020 (11 pm Luxembourg time) has been set as the record date for the determination of shareholders entitled to vote at the Meetings.

Share repurchase authorization

The Board recommends approval of a new share repurchase authorization of up to $5 million and up to 1.0 million shares of the Company’s common stock. Repurchases will be subject to market conditions and will be made through open market purchases, privately negotiated transactions or otherwise, including pursuant to SEC trading rules and otherwise in accordance with applicable law. The actual timing, number and value of shares repurchased will be determined by management at its discretion and will depend on a number of factors. There is no guarantee as to the exact number of shares, if any, that may be repurchased by the Company under this authorization.

Appointment of additional independent directors

The Board of Directors recommends approving the appointment of Mr. Asit Mehra and Mr. Colin Miles as independent directors to its Board.

Asit Mehra is Executive Vice President and a member of the management team of Omnicom Group, where he is responsible for growing several of Omnicom’s key client relationships. Asit has been with Omnicom for almost thirteen years, before which he spent 18 years at the Interpublic Group, where he held multiple roles.

Colin Miles is a TMT sector veteran and entrepreneur who has built companies across Southeast Asia and Europe in the e-commerce and online sectors. He is currently an Honorary Chair Emeritus of MEF Asia and a member of the board of directors of NextID and AdStamp.io, blockchain technology companies.

Akazoo S.A.

Société anonyme

Registered office: 19, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg

R.C.S. Luxembourg: B232611

Approval of omnibus equity incentive plan

The Board recommends the approval of its omnibus equity incentive plan, the terms of which have previously been disclosed in the Company’s SEC filings and a copy of which will be provided to shareholders together with the proxy materials for the Special General Meeting.

Appointment of independent auditor

Furthermore, the Board recommends the appointment of BDO Audit S.A. as the Company’s independent auditor (réviseur d’entreprises agréé), and BDO LLP as the Company’s independent registered public accountants, in each case for the financial year ended December 31, 2019. Following the reverse merger transaction last year, Crowe UK LLP, the Company’s auditor since 2016, will be succeeded by BDO without cause. Crowe UK LLP will remain auditor of Akazoo Limited, the group’s UK entity.

Amendment of the Company’s articles of association

Finally, the principal reason for holding the Extraordinary General Meeting is the amendment of the Company’s articles of association in order to include the concept of the record date for shareholder general meetings, as applied by comparable Luxembourg companies listed on markets outside the European Union, as well as to clarify certain other corporate governance matters and convening and holding procedures and formalities for general meetings of shareholders of the Company.

About Akazoo

Akazoo is a global, on-demand music and audio streaming and media and A.I. technology company, founded in 2010, with a focus on emerging markets and a presence in 25 countries. Akazoo's premium service provides subscribers with unlimited online and offline high-quality music streaming access to a catalogue of over 45 million songs on an ad-free basis. Akazoo uses patented A.I. for music recommendations and offers online and offline listening. Akazoo's free, ad-supported radio service consists of over 80,000 stations and exists as a separate service and application. As consumers across the globe continue to shift their media consumption to mobile devices, Akazoo is equipped with a world-class mobile application and user experience which works seamlessly across a multitude of mobile devices and provides a high-quality user experience across a range of mobile networks from 2G to 4G LTE and soon 5G.

Forward Looking Statements

This release contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, as amended, based on the current expectations, estimates and projections of the Company about its operations, industry, financial condition, performance, results of operations, and liquidity. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Statements containing words such as "may," "could," "believe," "anticipate," "expect," "intend," "plan," "project," "projections," "business outlook," “guidance,” "estimate," or similar expressions constitute forward-looking statements. Forward-looking statements represent management's current expectations or predictions of future conditions, events or results. These forward-looking statements include, but are not limited to, statements about, or are based upon assumptions regarding, the Company's strategies and future financial performance; expectations or estimates about future business plans or objectives, prospective performance and opportunities and competitors, including revenues; customer acquisition and retention; operating expenses; market trends, including those in the markets in which the Company competes; liquidity; cash flows and uses of cash; capital expenditures; the Company's ability to invest in growth initiatives and pursue acquisition opportunities; the Company's products and services; pricing; marketing plans; the sources and uses of cash; and the continued listing of the Companies’ securities on the Nasdaq Capital Market. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management's good faith beliefs, assumptions and expectations only as of the date hereof. Any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that may cause actual performance and results to differ materially from those predicted, many of which are beyond the Company's control. Reported results should not be considered an indication of future performance. Except as required by law, we undertake no obligation to publicly release the results of any revision or update to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Akazoo S.A.

Société anonyme

Registered office: 19, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg

R.C.S. Luxembourg: B232611